UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CORONADO BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

21976U109

(CUSIP Number)

Michael S. Weiss 24 New England Executive Park, Suite 105 Burlington, Massachusetts 01803 (781) 652-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21976U109

1.	Name of Reporting Person

I.R.S. Identification No. of Above Person (Entities Only)

Michael S. Weiss

2.	Check the Appropriate Box if a Member of a Group

(a) ☐

(b) ☐

Not Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO

5.	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e)

Not Applicable

6.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned By Each Reporting Person with	7.	Sole Voting Power

6,948,038(1)

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

6,948,038(1)

	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each

Reporting Person

6,948,038(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes

Certain Shares

Not Applicable

13.	Percent of Class Represented by Amount in Row (11)

15.7%

14.	Type of Reporting Person

IN

___________________

(1) Includes 5,938,038 shares of unvested restricted Common Stock and 1,000,000 shares of restricted Common Stock held by the Reporting Person as of November 6, 2014 and 10,000 shares of Common Stock subject to options held by the Reporting Person that are exercisable within 60 days of November 6, 2014.

CUSIP No. 21976U109

Item 1.	Security and Issuer

This statement on Schedule 13D (Amendment No. 1) relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of Coronado Biosciences, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 24 New England Executive Park, Suite 105, Burlington, Massachusetts 01803.

Item 2.	Identity and Background

(a) This Schedule 13D (Amendment No. 1) is being filed on behalf of the following person pursuant to Rule 13d-1 of Regulation D-G under the Act: Michael S. Weiss (the “Reporting Person”).

(b) The Reporting Person’s business address is 3 Columbus Circle, 15th Floor, New York, NY 10019.

(c) The principal occupation of the Reporting Person is that of Executive Vice Chairman, Strategic Development of the Issuer. The Reporting Person also serves as a member of the Issuer’s Board of Directors.

(d) – (e) During the last five years, the Reporting Person: (i) has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 6, 2014, the Reporting Person purchased 1,000,000 shares Common Stock. The purchase was made pursuant to a Subscription Agreement and in connection with the Issuer’s private placement of a total of 2,175,000 shares of Common Stock at a per share price of $1.61.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the shares Common Stock on November 6, 2014 in connection with the Issuer’s private placement. The acquisition was for investment purposes and, other than as described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of Issuer, or the disposition of securities of Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of Issuer’s subsidiaries; (iii) a sale or transfer of a material amount of assets of Issuer or any of Issuer’s subsidiaries; (iv) any change in the present board of directors or management of Issuer; (v) any material change in the present capitalization or dividend policy of Issuer; (vi) any other material change in Issuer’s business or corporate structure; (vii) changes in Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Issuer by any person; (viii) causing a class of securities of Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 21976U109

Item 5.	Interest in Securities of the Issuer.

(a)

The Reporting Person is the beneficial owner of an aggregate of 6,948,038 shares of Common Stock, which represents approximately 15.7% of the outstanding Common Stock based upon 44,312,193 shares of Common Stock outstanding as of November 5, 2014, as provided by the Issuer.

The Reporting Person’s beneficial ownership consists of 1,000,000 shares of Common Stock purchased in the Issuer’s private placement on November 6, 2014, 5,938,038 shares of Common Stock issued pursuant to restricted stock agreements (as previously reported by the Reporting Person). The Reporting Person also owns an option to purchase 30,000 shares of Common Stock, 10,000 shares of which will vest within 60 days of the date hereof. Reference is made to the discussion in Item 4. Each of the transactions described in this Item 5(a) were reported on Forms 4 filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filings is expressly incorporated herein.

(b)

The Reporting Person has sole voting and dispositive power of 6,948,038 shares beneficially owned.

(c)

Not applicable.

(d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Person.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the Subscription Agreement in Item 3 above.

CUSIP No. 21976U109

Item 7.	Materials to be Filed as Exhibits.

Form of Subscription Agreement (Exhibit 10.61 to the Issuer’s Current Report on Form 8-K filed on November 10, 2014, and incorporated herein by reference).

CUSIP No. 21976U109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 10, 2014

/s/Michael S. Weiss
Michael S. Weiss